EXHIBIT 99.5

WIPRO LIMITED Q4 03-04 EARNINGS INVESTOR CALL (EVENING CALL)
APRIL 16, 2004

Sridhar Ramasubbu: Good morning ladies and gentlemen and good evening to the participants across the globe. I am Sridhar Ramasubbu along with Lakshminarayana and Anjan in Bangalore. We handle the investor interface for Wipro. We extend our very warm welcome to all the participants from US, UK and elsewhere to Wipro’s fourth quarter results and earnings call for the period ended March 31, 2004. We have with us today Mr. Azim Premji, Chairman and Managing Director, Mr. Suresh Senapaty, CFO who will comment on the US GAAP results for the quarter ended March 31, 2004. They are joined by Mr. Vivek Paul, Vice Chairman, Mr. Suresh Vaswani, President of Wipro Infotech, Mr. Raman Roy and other senior members of the management team who will be happy to answer the questions you have. The call is scheduled for one hour, the presentation of the fourth quarter results will be followed by a question-answer session. The operator will walk you through the procedure for asking questions. The entire earnings call proceedings are being archived and transcripts would be made available after the call at www.wipro.com. Before we go on with the call let me draw your attention that during the call we might make certain forward looking statements within the meaning of the Private Securities Litigation Reforms Act 1995. These statements are based on management’s current expectations and have associated uncertainty and risks, and these uncertainties and risks factors have been explained in our filings with SEC in the US. Wipro does not undertake any obligations to update forward-looking statements. Before we proceed with the investor brief, would like to clarify a housekeeping issue. The US GAAP press release talks about two revenue figures for global IT business. The actual revenue for Q4 is $276 million and the $289 million figure arises out of a convenience translation, which occurs at the end of the quarter. For comparison purposes and future projections, please use $276 million figure as the basis. As we are conversing, I am still in front of my system and available on email. If any one of you could not ask your questions, please feel free to send me a mail and we will answer those as well at the end of the call. Ladies and gentlemen, over to Mr. Azim Premji, Chairman and Managing Director, Wipro.

Azim Premji: Good morning to you. The board of directors at the meeting held this morning approved the accounts for the quarter and year ended March 31, 2004. The board has recommended a bonus issue of two additional shares for every share held and normal dividend of Rs. 4 per share equivalent of Rs. 1.33 per share on the expanded share capital, up from Rs. 1 per share on the existing capital for 2002- 2003. The board has also recommended a one-time dividend of Rs. 25 per share on the existing capital prior to the bonus issue. The details of our results have been mailed to those registered with us and are also available on our website. Let me share with you some of our thoughts on our performance and prospects. The year 2003-2004 was a defining year for Wipro in many ways. We went past the $1 billion mark at the corporation level as well as in our combined IT services businesses. We continued on our journey to be a comprehensive solutions provider for our customers through organic as well as inorganic initiatives. We successfully integrated our acquisitions and drove significant synergies. Every business unit, every geography, and every service line witnessed robust revenue growth. Our strategy to remain focused in technology business paid rich dividends this year as our telecom OEM practice led our growth with a 53% year-on-year revenue growth. In a year with significant rupee appreciation against the dollar and increase in compensation cost put pressure on profitability, we expanded our operating margins in our global IT business for three consecutive quarters, cumulatively improving our operating margins by over 250 basis points. In summary, the year 2003-2004 was a year when we demonstrated the resilience of our business model with healthy growth in revenues and profits. Our India, Asia-Pacific, and Middle East IT business, Wipro Infotech, demonstrated its leadership position with strong growth in revenues and expansion in operating margins. With similar good performance from our other businesses including Wipro Consumer Care and Lighting, we have had a satisfactory year. If 2003-2004 was a defining year, prospects for 2004-2005 seem exciting. Offshore outsourcing has delivered tangible business benefits to our customers. This is evidenced by the sustained momentum we are seeing in volumes of business. This trend will continue and perhaps accelerate. Customers want to try out Indian IT service vendors for newer services. Our uniqueness in terms of having a wide product range of services backed by reference-able customers and our ability to incubate newer services and quickly ramp them up, positions us well to create strong value proposition for such customers, which is critical to achieve our stated goal of growing faster than the industry. Through all these opportunities, we will have to manage newer challenges such as growing scale and a firm rupee. However, the strength of our performance in 2003-2004 gives us confidence that we are in good shape to seize the opportunities and face the challenges that 2004-2005 will provide. Our focus to deliver robust results in a short term does not in any way take our focus away from our long-term strategy. We are aware that our journey to achieve our vision to be among the top 10 IT services companies is far from over. Our strategy on acquisitions has broadly worked well and we will continue to look for inorganic opportunities to enhance our skill sets and differentiators. We will continue to invest for the future both organically as well as inorganically. For as I have said before, the key to delivering sustainable shareholder value is to balance the demands of the short term with the requirements of the long term. I will now request Suresh Senapaty, our CFO to comment on financial results before we take on questions.

Suresh Senapaty: A very good morning to you all ladies and gentlemen, and good evening to all of you in Asia. Mr. Premji shared our view on the business environment; I will touch upon a few aspects of financial and operational significance. During the quarter ended March 31, 2004, we had a sequential revenue growth of 11% in our global IT services and product segment, which comprised of 11% revenue growth in the IT services component of that segment, and 11% growth in the IT enabled services business component of that segment. The 11% growth in the services component was driven by a 10% growth in the volume of business combined with a 3% increase in our realization rates for work performed offshore as well as for work performed onsite. The growth in our IT enabled services business was primarily due to an improvement of 6% in price realization and growth in the volume of business. Rupee appreciation continues unabated and the forward premiums have declined significantly. Proactive hedging has helped to significantly mitigate the impact of this appreciation on our financial results, and as of March 31, 2004, we have adequate forward cover for inflows at rates that are better than the prevailing spot rate. For the quarter ending June 30, 2004, we anticipate that we will continue to see volume led growth with prices moving in a narrow band. We expect to retain operating margins at current levels excluding the probable impact of appreciation of the rupee. The decision of the board to declare a one-time dividend was primarily one of fiscal management based on cash available, expected cash generation, and a need for cash for strategic opportunities. The decision on bonus was primarily based on the view of the board on increase in the liquidity of our script both in the Indian capital market as well as the US capital market. We will be glad to take questions from here.

Sridhar Ramasubbu: Yes Sir, operator you can go ahead.

Moderator: Ladies and gentlemen, if you wish to ask a question, please press *1 on your phone keypad. You will hear a tone indicating you have been placed in queue. You may remove yourself from the queue at any time by pressing the “pound” key. If you are using a speakerphone, we ask that you please pick up the handset for pressing the numbers. Once again, if you have a question, please press *1 at this time. And, we have got in the line up, Julio Quinteros from Goldman Sachs, please go ahead.

Julio Quinteros: Good morning gentlemen and good evening for those of you in India. My first question is primarily, looking at the data sheet that you guys provided, can you please provide some explanation around the sequential decline in your manufacturing business, plus the sequentially flat numbers on the vertical, I am sorry, the geographic market, the US geography looks as percent of revenue appeared to have declined as well. So, I was trying to get a sense for whether those two pieces are correlated to each other and what might have happened that led to the decline in your US revenues?

Sudip Bannerjee: As far as the manufacturing vertical is concerned, there has been a sequential de-growth in this quarter over the last quarter, and that is primarily driven by the fact that there are some very large customers in that vertical who are under fixed priced projects, which finished this quarter. However, for the entire financial year, manufacturing vertical grew by year-on-year 49.1%.

Julio Quinteros: And what about on the US side, is that the same thing?

Rich Garnick: Yeah, let me take that. On the US side, it is partially due to that, but let us also factor in that we are working on a much larger base, and we grew the business 58%, the enterprise business, year-on-year. So, you know, the quarter was good but growth was a little subdued primarily around the fixed price projects conclusion.

Vivek Paul: And even then the US grew 8% on a quarter-on-quarter basis, 8.9% on a quarter-on-quarter basis, but since we have a very strong growth elsewhere it shrank as a percentage.

Sridhar: I think Julio the difference is just one percent from 70% to 69%.

Julio Quinteros: Correct, that is correct. Okay, may be, if I can just sneak in one other question. As you guys are looking at your margin assumptions for fiscal 05, could you talk a little bit about the assumptions you are making for ongoing onsite wage inflation, offshore wage inflation, what are you guys factoring into you model? Thank you.

Suresh Senapaty: Well, you know, the guidance we are giving, we have not given any annual guidance but we are saying that the margin for the quarter one of the current year will be in line with the margins that we delivered last quarter expect for the exchange difference, which is unknown variable. Yes, there will pressures with respect to compensation, there will be pressure with respect to Rupee, there will be, but there are other levers to deal with in terms of possible improvement in the offshore-onsite mix. We did a 1% shift last quarter which helped us improving the operating margins. We think we can do better going forward, and similarly while there can be cost increases, there could be also change in the mix of the new hires, where if you have more percentage of the freshers, that can do a mitigation of the cost increases that we will be required to give in future. Similarly, utilization is an area where it can give us little more scope. We think there could be better achievements on the SG&A expenses in term of high productivity there, which means, it will grow but it will not grow in the same line as the top line. A combination of all these factors we think while there are lot of cost pressures, they could be met with all these levers pulled in.

Julio Quinteros: Great, thank you guys.

Moderator: Now, from the line of Moshe Khatri with SG Cowen. Please go ahead.

Moshe Khatri: Good morning, and great quarter. I just wanted to confirm a couple of things, as a follow up to Julio’s question. US actually was up on a sequential basis, am I correct, in dollar value I have it up about 11-12%?

Vivek Paul: No it was up 8.9%.

Moshe Khatri: Okay, so that is not far. I also wanted to focus on a couple of things; one I wanted to focus on pricing, pricing seems to have been up sequentially on a year-on-year basis both offshore and onsite. Can you talk about that?

Vivek Paul: Sure, I think that, if you look at the price increase that we got, it was about 3% on bulk. I think of that I would say 2.5% or so is what we call yield improvements. We were able to move to a higher mix of better business, we were able to have fixed price projects that contributed more on a per billed man-month basis. So, as a result we got, I would say about 2.5% of that from yield management. I would say the other 0.5% would be from what you would call price increases which is we went to customers and ask for a price hike.

Moshe Khatri: Okay, how about if you wanted to focus surely on bill rates. Can you give us any color on the direction of bill rates during the quarter on a sequential basis?

Vivek Paul: They went up because as I said we re-negotiated contracts with customers to get a higher price.

Moshe Khatri: So, there was a mix and there were fixed price projects basically.

Vivek Paul: Mix includes the fixed price projects, and just apples-to-apples price up. Now, the apples-to-apples price up was from the dip, and that is why I would not you know, factor in a 3% sequential growth for every quarter, but the level of pricing in terms of, you know, dollar per man month we at right now is very sustainable.

Moshe Khatri: Okay, that is understood. Turnover rate hasn’t really changed on a sequential basis, kind of remains I think at about +16-17%, relatively high. What are we doing to kind of bring it down going forward?

Vivek Paul: Well what we have seen is that the attrition has been primarily in the 0-6 years experience category, and if you look at the attrition in the higher rank it has actually been more on a percentage basis by as much as 5-6 points. So, what we did is in the last quarter call, we had said that we were seeing that pressure, we actually had a compensation increase for that category of people, 0-6 years experience, in the last quarter and as a result on the first of March, and we were able to absorb that compensation head and still deliver operating margin improvements.

Moshe Khatri: Right, next two items, one, looking at your SG&A expense ratio, you did a pretty good job bringing it down during the quarter. Can you give us some guidance, forward guidance in terms of what that ratio is going to be, you know, looking forward in FY05?

Vivek Paul: I think it should improve a little bit, not as much, no, I would not put in 1.1% improvement every quarter, but I think that as we get volume and we gear it, I think we should be able to see some improvement.

Moshe Khatri: Okay, but it actually fell from 14-15% to roughly 11-12%, the 12% level, is that sustainable?

Vivek Paul: Well, the 15% was also at a time when we had a very unusually high provision for doubtful debts due to late collections, you know, the way that we provision for doubtful debts. So, in a sense that had actually really moved that number several quarters ago, which we as we mentioned last quarter really brought down significantly.

Moshe Khatri: So, we should budget roughly about 12-13% going forward. How about, I wanted to talk about the effective tax rates came out roughly to about 20%. What sort of a number do we budget and we project or do we factor going forward?

Suresh Senapaty: If we look at a yearly tax rate, I suppose it will be within the 100-150 basis points. The last quarter we had about 6% increase in the effective tax rate because of a provision we had to make for the past period.

Moshe Khatri: Okay, so we should budget a 150 basis points increase for FY04?

Suresh Senapaty: That is right.

Moshe Khatri: Okay. Two last things, one, return on capital notice that year-on-year for FY04 was down compared to 03. Can you talk a bit about that especially in services? And finally, you know, obviously we cannot go through accomplishment without talking about that, sell cycles, any change in the sell cycles in your various businesses given the so called backlash that we are seeing in the States? Thanks.

Suresh Senapaty: Yeah, so far as the return on capital employed is concerned in the Wipro Technologies, in the year 2003-2004, we got the full impact of the BPO part of the business, whereas in the previous years you had only part of the year, where the BPO business was there which has higher level of capital intensity. And also there was a piece of the cash, which was sitting there which has made the difference, and therefore the return on capital employed tends to be lower in 2003-2004.

Rich Garnick: I am Rich Garnick. With regards to sale cycles and in relation to backlash, we have seen both positive effects as it relate to the business because we see in some clients, actually accelerate their ramp up or decision making one way or the other prior to the entire political fall out. We have also seen a few examples where clients have delayed, primarily around the BPO business, their final decision to either come visit offshore or make the decisions to execute on what is clearly a continued view of the compelling economic values that the global delivery model bring along with the processes that we talked about many times.

Suresh Senapaty: And also Return on Capital Employed, we have seen that compared to 2002-2003, there has been a deduction in the operating margin by about 6%, and that has also impacted the return on capital employed.

Vivek Paul: Also, let me just add on the sales cycle. I think that what we are seeing is that the sales funnel is growing as a result of this offshoring debate because the awareness that has been created is huge and people who weren’t thinking about it, are saying, “Oh my gosh, I need to be thinking about it.” If you look at the sales cycle, the sales cycle is generally unchanged. The thing that is getting affected in a few cases is the ramp ups because particularly deals that were on the back of the US layoffs are generally being pushed out, customers saying, “Hey, if I waited two decades for this, I can wait six more months and I will do this after November.”

Moshe Khatri: Great, thank you very much.

Moderator: Our next question comes from Mayank Tandon with Jenny Montgomery Stocks. Please go ahead.

Mayank Tandon: Thank you. I just had one question. Most of my questions have been answered. I wanted to just get a better sense of why Wipro’s gross margins on the IT services side are so much lower than some of the other major firms in the offshore outsourcing market. If you could give me some perspective, is it a function of business mix or other factors behind it? Thanks.

Suresh Senapaty: Well, I think, partially the business mix because some of the other companies have the component of product, which is much higher. We also saw the classification may not be exactly in the same frame, in terms of what is being classified as a cost of good versus what has been classified as a SG&A. There could be certain areas of difference in treatment between peers.

Mayank Tandon: But the difference is quite big, I mean, I would say it is close to 7 to 8% points relative to some of your comparables. So, is it the business, or are you suggesting that on the product side, gross margins tend to be lower, but net-net the operating margins are even or do they tend to be lower as well, and then what might be some classification issues.

Suresh Senapaty: To the extent, that is, at an operating level whatever the difference is, that difference is in just, you know, put it at SG&A level. I do not know with whom you are comparing, but we have seen that the SG&As are generally within a particular range.

Mayank Tandon: Okay. Okay.

Vivek Paul: Also, it could be the mix of the onsite-offshore.

Mayank Tandon: Okay, thanks.

Moderator: And we will go to the line of Ashish Thadhani with Brean Murray, please go ahead.

Ashish Thadhani: Yes. Good evening. Very nice quarter. Just wanted to focus a little bit more on the SG&A drop, which was quite meaningful as a percentage of revenue in the quarter, is it possible to breakdown the components of that a little bit and also do you have a near-term operating margin objective that you believe should be sustainable over the intermediate term?

Suresh Senapaty: Yeah. We have said that the operating margins will be sustainable based on whatever operating margin we delivered last quarter, we will have the same operating margin in the current quarter but for the exchange difference, and so far as the SG&A is concerned, turns out to be, actually the amount is flattish, which means it has not grown in line with what the top line has grown.

Ashish Thadhani: I see. Okay. I just want to focus on what Sridhar said at the beginning of the call because your guidance calls for core revenue of 292 million dollars and the income statement for the fourth quarter has 289 in the March quarter, could you just explain what I might be missing over here?

Suresh Senapaty: Right, you know, the actual billing has been $276 million. We have seen that about 80% of our billing is in US dollars, the balance is non-US dollars, and if you convert the non-US dollars into dollars then $276 million will be actual invoiced billing in the quarter ending March 2004, and all our accounts are functioning currently in Indian Rupees, but for the US GAAP, we also give a column which says the convenience translation. The entire rupee is divided by the closing dollar rate, dollar-rupee rate, on the March 31, 2004, based on that the conversion is taking place. So, that conversion because the spot has declined, which means dollar has depreciated and rupee has appreciated, it is getting reflected as a higher dollar amount at the end of the quarter.

Ashish Thadhani: So, what you are basically saying is that it got a distortion and got bumped up because of the very late strength in the rupee in the quarter?

Vivek Paul: That is right.

Ashish Thadhani: Okay.

Vivek Paul: Functionally, the actual billing rate is $276 million.

Ashish Thadhani: I understand, very helpful. Also on the tax rate, I am not quite sure I understood, you said 150 basis point hike from the quarter or for a year or could you just explain that a little bit better.

Suresh Senapaty: Right. We were saying that if you look at the ETR that we have for the year, last year, then we could not see a change beyond 100-150 basis points for the current year.

Ashish Thadhani: Okay.

Suresh Senapaty: In the quarter ending March 2004, there is a higher tax rate primarily because we had a previous year provision which has to be made, which has impacted the ETR by about 6% at this point.

Ashish Thadhani: Got it. Got it. And finally for Raman, there was a sequential reduction in the BPO employee count, what should we make of that?

Raman Roy: The sequential reduction of about 150 odd people in the BPO business was essentially due to we redeployed people that we had taken. You would have seen that in our last quarter, we had a pretty significant growth in terms of revenue that was essentially because we picked up some one-time business linked to Christmas and holiday seasons and some new product launches by our customers, that business ramped down and we redeployed people, and it is those redeployed people that generated the incremental revenue for this year. So because we did not need additional people, we did not hire them. The number of people in training has also gone down by about 200 people, and the 150 odd is the net reduction in people.

Raman Roy: Yeah. Also you see that our realization has gone up about 5.7% and that is because these people were, we were able to utilize people more effectively and efficiently.

Ashish Thadhani: And what was the bottom line result for that unit?

Suresh Senapaty: Oh, it is in line with the operating margins for the overall global IT services.

Ashish Thadhani: Thank you very much.

Moderator: And we will go to line of with Mr. Chowdhary with Midwest Research, please go ahead.

Mr. Chowdhary: Congratulations. This is a good quarter here. Few questions in terms of package application implementation, I was wondering what are you seeing there, which software packages seems to be having a lot of interest?

Rich Garnick: Yeah, we have seen growth across the entire area, and from a standpoint of the packages that we have seen most are SAP package, yeah, from a standpoint of our, that is the implementation of SAP. We saw some good growth this past quarter. We are not breaking down financially for providing information, but SAP or for Seibel, all saw robust growth. PeopleSoft on a low base also saw high percent interest.

Mr. Chowdhary: And also you have a very good history of competing successfully against IBM, and IBM did announce the results yesterday where the service revenue was little light. Have you been in the competitive situation against IBM, and if so, what may be the reason you won or lost against them?

Rich Garnick: Yeah. We have been facing IBM on an increased basis this past year, at least in the America, and in the package implementation business. And on numerous occasion its combination of our global delivery model, the economics that are there, and more importantly it is the value proposition around the quality and predictability that we were able to demonstrate across the enterprise, and then at the end of the day, the solutions that we are providing that wins the day for, you know, winning the engagement against an IBM, Accenture, or other major competitors.

Mr. Chowdhary: And also, last question, like there is a lot of interest especially in the large corporations to confirm to various regulations like Sarbanes Oxley, HIPAA, or there are many other similar ones that have been floating around. Did you see any pickup because of the companies or your customer’s desire to be compliant to these initiatives, and if so, what would you think that going forward once these regulations deadlines are met?

Rich Garnick: I think, generally there is no specific regulation that is world demand likely in the fashion and parallel to Y2K. HIPAA is the single biggest regulation along with Sarbanes Oxley that are, you know, driving demand for change in the IT world. Companies are working to get a year long extension, which is, you know, pushing out the compelling effect and wants to get things done this fiscal year, however, there is a high priority with major corporations. And in the HIPAA we are seeing some tremendous interest there and my colleague Sudip Bannerjee talked about what he is saying it in the health life and science side.

Sudip Bannerjee: Before I complete that just wanted to let you know that overall in the package implementation business, the year-on-year growth has been 69% and also in the certain specialty areas like, you know, SAP ISU for the utility segment, we are very proud that of the six large implementation around the world, three have been done by us this year. Coming to other vertical industry specific packages, all of them have been showing good growth and traction including HIPPA in the health science segment, we have growth in business intelligence and data warehousing packages. We have also had growth in other small e-com packages and vertical solutions that cut across various vertical lines.

Raman Roy: This is Raman. There is another aspect of HIPPA that impact the overall business that Wipro offers, one is our services to our customers to make them HIPPA compliant, and second is on the BPO side, the facilities and the service offerings by Wipro Spectramind are compliant with HIPPA, and we are servicing customers in the health insurance arena for right from origination to claim adjudication where we have demonstrated compliance with HIPPA.

Mr. Chowdhary: Excellent. Congratulations.

Raman Roy: Thank you.

Moderator: And we will go to the line of Mick Dillon with Arete Research, please go ahead.

Mick Dillon: Hi guys, Mick Dillon here. Just answer for us two very short questions. One was on cutting loses at NerveWire if you could just give us description on having transition from negative losses at NerveWire has that become positive now and with that, you know, some of the contributing to the Q4 margin swing. And then the second question is around utilization. It fell in the fourth quarter, I think; it is down on 75% if I remember the number correctly now. Do you expect that to further fall in the first quarter this year as the Q3 hires and Q4 hires come on line?

Balki: This is Balki here. Let me take the second question on utilization. Yeah, the utilization fell by 2, the net utilization fell by 2% points, but the overall gross utilization at Wipro Technologies level remains the same. It was 69% the last quarter as well as this quarter.

Girish Paranjpe: Hi, this is Girish Paranjpe, about NerveWire, yes, over last couple of quarters we have seen reduction in losses and we have been able to integrate NerveWire into Wipro Technologies more holistically and use the capability across multiple verticals.

Mick Dillon: So, NerveWire is now no longer in losses and you are also saying cross sales synergy, is that a correct assumption?

Girish Paranjpe: We have reduced the losses significantly in NerveWire and we are able to use those views and capabilities across whole of Wipro Technologies.

Mick Dillon: Okay, and back to the utilization, the forward looking utilization you are expecting that to raise, or, I mean, I know Girish, you were flat right through the year, what you are expecting the net?

Girish Paranjpe: Yeah. We want to use that as a lever to deal with the other cost pressures that we have to be able to maintain our operating margins.

Balki: I think check the last two or three quarters, the highest number we have reached is 70% so there is some opportunity to increase the number.

Mick Dillon: Right. Okay. Thank you.

Moderator: We will now go to the line of Andrew Steinerman with Bear Stearns, please go ahead.

Andrew: This is Andrew Steinerman, just to get the Rupee strategy down for Wipro, you have been very specific to say that we are going to be managing operating margins excluding, rupee appreciation, does that mean that you are managing any operating levers to try to offset rupee appreciation and could you just remind us financially how you might be hedged, more percentage might be hedged against rupee appreciation?

Suresh Senapaty: Right. Actually, if you look at, Wipro has been traditionally proactive in the hedging of the currencies, foreign exchange exposures, and we have been able to do that quite a lot in the last quarter. As a result of which last quarter we had the adverse impact of that only to the extent of 40 basis points. As of the year-end, we have in excess of 900 million dollars, US dollars that have been covered. So, we think that would have a much more sober impact in the current year, across the year, but still one cannot be completely precise in terms of the actual impact of it because the coverage is only the dollar component, Euro exposure, pound sterling exposures, etc. etc. and similarly there is the expenditure side where there will be lot of expense we will be incurring in terms of buying dollars and pounds. So one cannot be precise, but one is fairly decent handle to say that the impact will be much more sober.

Andrew: Right. So for each additional 1% rupee appreciation, how much operating margin effective you think it would be?

Vivek Paul: We were saying that it will be about 50 basis points, that is before hedging.

Andrew: That is 50?

Suresh Senapaty: Percent change, whether hedged or un-hedged, the 1% change in the foreign exchange that is rupee-dollar, the impact would be 50 basis points in the operating margin.

Andrew: And how much of that do you think have hedged?

Suresh Senapaty: That is what I am saying, I mean, there are only, we have a hedge of more that 900 million dollar as of March 31.

Andrew: I see.

Suresh Senapaty: But when you talk about currency exposures, we have exposures in Euro, Pound, and Yen, etc., etc., and all these legs are not necessarily hedged.

Andrew: I see. So 1% maximum will be 50 basis points effect expect part of that is hedged, if so it will not be that much?

Suresh Senapaty: Correct.

Andrew: Okay. Thank you very much for your comments.

Moderator: And we will go to the line of Sameer Nadkarni with W. R. Hambrecht please go ahead.

Sameer: Thanks, good quarter. Couple of questions. First of all I wanted to just get a sense if you can provide any color as you see accounts ramping up deployments or coming to the table in terms of starting up offshoring strategies, are you seeing in any change in terms of the size of accounts that are starting to come to the table for conversation, I am thinking of any color relative to the large Fortune 100, Fortune 500 accounts versus smaller mid-size companies.

Vivek Paul: Sure. I think, first of all if you look at the 31 new accounts that we added this quarter, something like 15 of them were from Fortune 1000 or Global 500 customers, that was a pretty good mix. The second is that if you look at the size of deals, if you recall we had mentioned the last quarter that we had, you know, won several larger deals, not deals in terms of committed revenues or in terms of potential of the customer wanted to outsource, and we continue to see, as I said earlier, very strong growing demand, but attenuated in the immediate term by people wanting to slow down any ramp because it is coming on the back of a US lay off.

Sameer: Okay and then on a different note relative to the attrition and the wage issue, couple of quick questions here on the attrition, are you seeing any change relative to attrition related to the US-based multinationals coming into India and ramping up as opposed to the domestic competition.

Vivek Paul: No, I do not think we see any significant change quarter-on-quarter, as I said we do continue to track how many people we lose to them and how many people we gain from them and there is a two way flow, although net-to-net we are a loser to them.

Sameer: Okay and also just curious about any thoughts you could share relative to the restricted stock program that has been proposed, how that would be used for potential future wage increases, and I am just curious about wage increases on the fixed portion as opposed to using something like restricted stock program that could help alleviate the increase in the fixed portion of the increase.

Suresh Senapaty: Yeah. You know, over the past few years we have seen that lot of debate has been generated in terms the way the ESOP plans has to be accounted for, and in terms of the proposed draft we have just come out on March 31. Since that the stock options has to be taken a hit into the P&L based on the financial value, where we find that, on the map that we did, that is, the hit into P&L that you do is significantly disproportionate to the perceived value of the employee. So we have been thinking about coming out with an alternative instrument in addition to the normal wages that you give which has a component of fixed salary, variable salary and deferred component. We thought to come out with an instrument whereby you still have a longer term lock-in and you know align the particular interest with the investors. So, we came out with this particular plans as a result of which, this will enable us to give options, give the restricted stock units, which subsequently will get converted into stocks on vetting, and on exercise, and in India typically there is a concessional tax that has been paid on all these options only on sale of those shares, that means, options get converted to shares and if shares are, you stay with that share for one year, it becomes a long term capital asset and therefore it suffers a tax rate of about 10%. So that is a very advantageous position to be with using this particular scheme, which is a scheme which has been approved by the board and the comp committee has recommended for approval of the shareholders. We are targeting the shareholders meeting on the 11th of June, post that this will be implemented. So if you enable us to take a hit to the P&L account in commensurate with the perceived value by the employees. We will be able to the giving it to the selected employees to be able to retain and attract talent in addition to the normal compensation structures that we have.

Sameer: Okay what I meant to get here is, you think about a let us say a 10% increase in wages for what portion of that would be fixed increase in salaries or something like that as opposed to variable or stock related compensation?

Suresh Senapaty: Well I do not think we have finalized that as yet. After the scheme gets operational post the shareholders meeting, comp committee will sit down and discuss on that.

Sameer: Okay perfect, and one last one you made a comment about potential change in the hiring mix, potentially increasing the number of entry level hires and I am just curious if this implies effectively a change in the ratios that you have for your delivery teams of senior professionals that are managing teams of entry level engineer professionals?

Vivek Paul: Yeah I think if we hired more campus graduates then we would end up changing the mix of delivery. I am not sure, was that your question?

Sridhar: I think that is fine.

Moderator: We will now go to Mr. Trideep with UBS. Please go ahead.

Trideep: Yeah hi congratulations to the management on a decent quarter. Two questions, first, you talked about this 0.5% net price increases, now could you qualify little bit in terms of which part of the business, R&D or enterprise, and if it is in R&D, is it more specific to some specific skill sets or it is kind of quite, I mean, across the board?

Vivek Paul: We have seen successes on both sides, R&D and IT, but most of the price increase came in R&D, and it was not related to skill sets as much as just customer negotiations.

Trideep: I see. The second is what are your views regarding domestic consolidations, would you be keen to look at companies or Indian companies in a particular niche or do you still focus on the, like you know, focusing on front ends or consulting skill sets like staff onsite?

Vivek Paul: I think that you know we have to stay focused on, actually, company wise take it be opportunistic, take a look at what comes up and then be pretty tough in terms of whether it meets the financial, strategic, and cultural parameters. So clearly being an Indian company, the cultural parameters are closer and easier to bridge. In terms of strategic and financial, it really depends, you know, if we think we can organically build that business just as well without having to pay a price, we will not make an acquisition. On the other hand, if we feel it is something that could be either an accelerant or it could be a new skill set we would look at it, so I cannot say there is any hard and fast rule except we look pretty actively at all deals on the table.

Trideep: Finally, like you know, this salary hike for FY05, is there a particular quarter or timing that you are planning.

Vivek Paul: No, there is no quarter or timing that we planned, but if history is any guide typically it happens in October.

Trideep: Okay, thanks a lot and best of luck for future.

Moderator: We will go to Amit Khurana with Investsmart. Please go ahead.

Amit Khurana: Just a housekeeping question, what is planned CAPEX for the FY05?

Suresh Senapaty: Amit we have never given any specific guidance on the CAPEX, but it will in line with what the requirements are, and if you have seen, the guidance says primarily volume led growth, so to that extent the CAPEX will be in that line.

Amit Khurana: Okay, okay. okay my other question relates to Vivek, what I was referring to you in the morning call on the risk parameters that we currently face on the business, essentially the risk parameters have now turned to be higher attrition and appreciating rupee from a scenario where in we had billing rate pressure and clients pulling off engagements. So given this scenario do you feel this is a more comfortable scenario to tackle rather than what we have gone in the last four to six quarters?

Vivek Paul: Well I think that certainly you know internal risks are a lot easier than external risks. So I think that in some sense you know it is very tough to fight a down market. It is much easier to fight, you know, how you can drive more productivity, what you can do in terms of creating some excitement in the organization. So, you know, recognizing that life will never be short of challenges, I think internal challenges are better than external.

Amit Khurana: Okay, now this leads to me on the second part of my question which is that while we talk about offshoring catching up in all the areas that we service, essentially the trends really do not indicate the same translating into numbers, and we have seen most of the Indian vendors, and this is not specific to Wipro, most of the Indian vendors are actually growing faster onsite in terms of numbers, something if the challenges are changed for the better for us, is there a push that we will try and move towards offshore more aggressive and try and may be scale up the margins?

Vivek Paul: I think that there will be a move towards more offshore but the reality is many of the new assignments start off being onsite centric. We mentioned that, you know, we added a, you know, we won lot of deals, last quarter we shared, and you know, as they ramp up, they are going to ramp up onsite first through the knowledge acquisition phase. The second element is that particularly for Wipro as we made a higher thrust into consulting that changes the onsite ratio as well.

Amit Khurana: Okay, okay and finally my question relates to the volatility that we go through on SG&A every quarter, is there a certain benchmark that we should be using for our projections that could help us, I mean, I understand there is a steady state that you have been indicating all through but the quarter on quarter volatility I mean what could be the reason that one could look at which leads to this volatility every quarter?

Vivek Paul: You know, I could not, I mean I do not have the data that way, so I cannot answer your question. All I can say is that several quarters ago it shot up because we were making provisions for doubtful debts even from good customers because that is the way the provisioning works. We collected those receivables, our SG&A improved and that factor became a non-issue, and after that we have been trying to drive reductions in SG&A so that we can get operating margins improvements, and looking forward we expect SG&A to rise lower than sales

Suresh Senapaty: But net-net if you look at the SG&A for March 2003 was about 13.6 and SG&A for March 2004 is 13.7.

Amit Khurana: Yeah, actually my point was if you look at starting on first quarter FY04 and we go down to Q4 of FY04 there is a lot of volatility quarter on quarter which gets translated, now this is different from what we get to see in the other Indian vendors or per se any other service company, so is there any specific reason to Wipro that leads to this volatility?

Suresh Senapaty: I think in last four quarter if you see, there has been, the delta primarily has been on account of the provision for doubtful debts. I think in the last two quarters we have been able to focus much better, the DSO has dropped, and we have been able to bring down the provisions on that account as opposed to the earlier first two quarters, but yes, we have seen this particular volatility. Similarly the acquisition that we did, whether it was Wipro NerveWire, etc. the new adds, and you know, May 2003 we added on Wipro NerveWire. Again, it had its own SG&A cost being a consulting business, so that got sorted towards the later part. So I think more of this volatility is because of the acquisition.

Amit Khurana: Okay fine, thank you and all the best.

Vivek Paul: Thank you.

Moderator: And we will go to the line of Anupam Thareja with HSBC. Please go ahead. Mr. Thareja your line is open.

Anupam: Yeah hi, congrats on an excellent quarter. I am sorry I am going to dwell on the SG&A again a bit though on a slightly different line. I mean, if you look at you had 150 sales people when you started the year, you have 149 now, your clients, number of clients has gone up, so per sales person the productivity has gone up by almost 12-15%, I understand the Indian salesmen work harder probably are paid less than foreign, but my worry is, there are two parts I am trying to understand, there is a huge discrepancy between the Global IT services company and Indian services company in terms of SG&A as a proportion of sales, but I think the more relevant question which I am trying to understand is what for a billion dollar company with 150 people, 13% probably is the right number. Is it a step function in which SG&A goes up or would you say a 2 billion dollar company also 13% is a fair number, I know it is difficult to answer in terms of a percentage but I am trying to understand is, there is investment phase, and there is harvesting phase, there is a investment phase because from a lot of angles if I look at it, this 150 sales force giving a 30-40% revenue increase on a YOY basis, I do not know what, I am trying to understand the modeling of it, if you can probably give some color on this one?

Vivek Paul: Yeah, you know, I think that it is a reflection of the market more than anything else. If you think about it over the last 12 months, the market has moved from us trying to sell aggressively, the whole notion of offshore has been an exotic concept to the fact that it became an acceptable concept and most of the customers were flying to India to decide who to do business with. So in a sense, the scene of action almost moved from trying to sell the concept of offshore, to trying to sell Wipro versus any of the other aspirants, and as a result you ended up having a lot of that sales load being taken on also offshore and also reducing the effort if you will in terms of creating the awareness.

Anupam: Would you have any sense on right number?

Suresh Senapaty: Yes, it if definite, that point I thought, the other thing is also with the acquisition of the consulting business that we have got. These consultants when they are billable there is a particular component of that time which also get into sales.

Anupam: Right, right, right.

Vivek Paul: This is just a benefit of that.

Anupam: Right. Quick second question, I think what I am, I think we have argued this before but what I am trying to understand is we say our pricing has improved because the deals have gone up, is there revenue mix or the kind of business mix also reflected in this one ?

Vivek Paul: Yeah this is all kinds of, I mean, basically what we give you is the dollars yielded per man-months billed. That is the number that we give in terms of what we call pricing, and so it really covers the whole range of, if your mix changes between let us say higher end project which has a higher rate versus a lower end project, mix shift between customers that pay more versus customers that pay less. Mix shift between a special service, mix shift between geographies, so there is a whole bunch of mixes, mix shifts between fixed price projects and time and material, fixed price projects become under run or overrun, so I think that all those things shift the yield.

Anupam: Right, just a quick question I understand the yields improving because of fixed projects getting over in relatively better time, but would I be wrong in my understanding if I say the higher you move up the value chain the lower the margin is because wage arbitrage of the labor arbitrage keeps on reducing?

Vivek Paul: I guess it depends on where you deliver that service from. You know, for example, you talk about of consulting it may not be so much the realization is high. But if you talk about a package implementation, you talk about the infrastructure support outsourcing service, if that can be delivered from India, you tend to get little better realizations there. So for example package implementation has a higher yield than application maintenance for example.

Anupam: Right. One final question I think for a long time we have seen that we have an inverted pyramid in terms of the top lines are going brilliant but the bottom line is always lower than the top line growth because one or the other variable kicks in which are not actually totally discretionary, and going forward there are depreciation, there are taxes, there is wages, do you think at some stage our model can become either straighter or flatter at the bottoms which means that we can leverage either on scale or some particular variable you see panning out where our bottom line growth can be faster than the top line growth. Thank you.

Vivek Paul: Yeah you know the wildcard in all this is the rupee, I mean, you know, and we are trying to flatten it as much as we can through the hedging program, but I mean it is just something that you cannot call in terms of when that will straighten out, I mean you can do a lot to improve you margins, to you know either offset price declines or start to drive price increases, to offset compensation declines, but it is like running up and down accelerator when that rupee is rising.

Anupam: Right, thank you very much, congrats and good luck for future.

Sridhar: One question in the pipeline and probably we will end it there because we are closing to the 60-minute time.

Moderator: Thank you. Our final question will come from Julio Quinteros of Goldman Sachs. Please go ahead

Julio Quinteros: Thanks guys, I actually just wanted to get one point of clarification both from Vivek and Rich, both of you guys had comments about ramp ups and sale cycles, can you just both clarify what you are saying, it almost sounded that one of you were saying that ramp ups are being pushed out and then another comments on it almost like, sales cycles were okay, can you just clarify that point, and then finally the application development and management revenue on a sequential growth basis, can you breakout the sequential contribution of application development versus the application maintenance growth? Thank you.

Vivek Paul: Yeah let me just try and explain what Rich and I were saying, if you break the sales cycle down into funnel creation, I think that the funnel creation is pretty strong, as the visibility that this whole notion of offshoring has got from all the media publicity. In terms of customers making decision to do it, I think again we are seeing that customers are still you know completely convinced, in terms of the concept of doing it, going through the RFP cycles or through your own internal procurement cycles, and not this similar fashion they were doing before. So, with funnel creation improved sales closure, you know, sale, ramp up has slowed in some instances, and the some instances are where customers were thinking of doing a layoff in the US where some of them are saying, I am going to go ahead and do it anyways, and some are saying, look I would rather wait for six months.

Julio Quinteros: Okay, and that six-month time frame for the elections to be over?

Vivek Paul: Pretty much, just nobody wants to, you know, nobody tells that this concept is under question, they just don’t want to be on the front page of any newspaper.

Julio Quinteros: Understood, understood, and then may be, on the application development and management sequential growth, is it possible to break out the contribution of apps development versus apps maintenance?

Vivek Paul: We break out the, you know, higher value-added services like package implementation and infrastructure services but we do not break out development versus maintenance.

Julio Quinteros: Any, just any color then in terms of what kind of sequential growth you guys saw? I am just trying to get a data point relative to many of your competitors who reported like....

Vivek Paul: Yeah, I will say that you know if you look at new customers, they continues to be maintenance driven, but most of those are getting from existing customers, and the existing customer growth is coming, a lot more than it used to on the applications development side.

Julio Quinteros: I am sorry, can you repeat that one more time?

Vivek Paul: New customers, you know, when we enter into a new customer many times you are entering through the maintenance route.

Julio Quinteros: Yes.

Vivek Paul: And existing customers, where most of our growth has been, some of that growth is, more of that growth this year has been from application development than it was last year.

Julio Quinteros: Okay got it. Great, thank you very much.

Sridhar: Thank you very much to all the participants and if you need further clarification please contact me or Lakshminarayana, we are available on our mobiles and over to the moderator.

Moderator: Ladies and gentleman this conference will be available for replay after 11:45 AM Eastern time today through Saturday, May 15 at midnight. You may access the ATNT replay service at anytime by dialing 1-800-4756701 and entering the access code 727771. International participants may dial 1-320-3653844. Those numbers again are 1-800-4756701. International participants dial 1-320-3653844 entering the access code 727771. That concludes your conference for today. Thank you for your participation and for using AT&T executive teleconference service. You may now disconnect.

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